Exhibit (a)(7)
[Letterhead of Janney Montgomery Scott LLC]
Board of Directors
Cascal N.V.
Biwater House, Station Approach
Dorking, Surrey RH4 1TZ
United Kingdom
Members of the Board:
We understand that Sembcorp Utilities Pte Ltd. (the “Purchaser”), a wholly-owned subsidiary of Sembcorp Industries Ltd. (“Sembcorp”), has commenced a tender offer (the “Offer”) to purchase all of the outstanding common shares, €.50 par value per share (the “Common Shares”), of Cascal N.V. (“Cascal” or the “Company”) at a purchase price of U.S.$6.75 per share in cash, or $6.40 per share in the event that Sembcorp is not able to acquire at least 80% or more of Cascal’s outstanding common shares (the “Offer Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), each contained in the Tender Offer Statement on Schedule TO filed by the Purchaser and Sembcorp with the Securities and Exchange Commission on May 21, 2010 (the “Schedule TO” and, together with the Offer to Purchase and the Letter of Transmittal, the “Offer Documents”). The terms and conditions of the Offer are set forth in more detail in the Offer Documents.
You have asked for our opinion as to whether the Offer Consideration offered by the Purchaser to the holders of Cascal Common Shares pursuant to the Offer is adequate from a financial point of view to such holders (other than Biwater Investments Ltd. as to which we express no view).
For purposes of the opinion set forth herein, we have:
a)	reviewed certain publicly available financial statements and other business and financial information of the Company;

b)	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

c)	reviewed certain financial projections prepared by the management of the Company and discussed such projections with the management of the Company;

d)	discussed the past and current operations and financial condition and the prospects of the Company, including information related to strategic, financial and operational plans, with the management of the Company;

e)	reviewed the reported prices and trading activity for the Cascal Common Shares;

f)	compared the financial performance of the Company and the prices and trading activity of the Cascal Common Shares with that of certain other public companies and their securities;

g)	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

h)	performed a discounted cash flow analysis;

i)	performed a premiums paid analysis;

j)	reviewed the Offer Documents and certain related documents, and;

k)	performed such other analyses and considered such other factors as we have deemed appropriate.
We have assumed and relied upon without independent verification the accuracy and completeness of the information made available to us by the Company, reviewed by us, or publicly available for the purposes of this opinion and do not assume any responsibility with respect to such information. With respect to the financial projections for the Company, including information relating to certain strategic, financial and operational plans, management of the Company has advised us, and we have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have assumed that the Offer and any subsequent acquisition transaction will be consummated as contemplated in the Offer Documents. We are not legal, tax or regulatory advisors and have relied upon, without independent verification, the assessment of the Company and its legal, tax and regulatory advisors with respect to legal, tax or regulatory matters. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion. The financial markets in general, and the markets for the securities of the Company, in particular, are subject to substantial volatility, and this opinion does not purport to address potential developments in the financial markets or in the markets for the securities of the Company after the date hereof.
We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement. The issuance of this opinion was approved by a committee authorized to approve opinions of this nature. In the past, Janney Montgomery Scott LLC and its affiliates have provided financial advisory and financing services for the Company and have received fees for the rendering of these services. In the ordinary course of our trading, brokerage, investment management and financing activities, Janney Montgomery Scott or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities of Purchaser, the Company or any other company or any currency or commodity that may be involved in the Offer.
It is understood that this letter is solely for the use and benefit of the Board of Directors of the Company in connection with its consideration of the Offer and may not be used or relied upon by any other person or for any other purpose without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission and other governmental or self-regulatory authorities or stock exchanges in connection with the Offer if such inclusion is required by applicable law or the regulations of any such authority or exchange. This opinion should not be construed as creating any fiduciary duty on the part of Janney Montgomery Scott LLC to any party. This opinion is not intended to be and shall not constitute a recommendation to the Board of Directors of the Company on how to act with respect to the Offer, or to any holder of Cascal Common Shares as to whether to tender Cascal Common Shares pursuant to the Offer. In addition, this opinion does not in any manner address the prices at which Cascal Common Shares will actually trade at any time.
Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Offer Consideration to be received by the holders of Cascal Common Shares pursuant to the Offer is inadequate from a financial point of view to such holders (other than Biwater Investments Ltd. as to which we express no view).

Very truly yours, JANNEY MONTGOMERY SCOTT LLC
By:	(Signed) Joseph D. Culley Jr.
Managing Director